Exhibit 4.4

General Meeting of
Shareholders –
4 April 2012
(Item 4 b) on the Agenda)

b)	Incentive Plan, resolutions pursuant to Article 114-bis of Legislative Decree 58/1998

Dear Shareholders,

Pursuant to Article 114-bis of the Legislative Decree February 24, 1998 no. 58 (the “Financial Act”), we hereby submit the motions approved by the Board of Directors on February 22, 2012 for your approval.

Specifically, these motions relate to the adoption of a new equity incentive plan aimed at providing a medium to long term incentive with performance and retention component to the overall compensation package of the Beneficiaries, as better identified below, thereby providing the Group with an instrument that is more closely aligned to the current competitive environment in the automotive sector globally and to the specific needs of the Group and long term shareholder interests.

The Plan (as defined below) takes the form of stock grants and entitles the relevant beneficiaries to receive, under specific conditions and without cash consideration, a number of Fiat S.p.A. (the “Company”) ordinary shares (the “Shares”) equivalent to the number of rights granted (the “Rights”).

The first part of the Plan is the Company Performance Long Term Incentive (“Company Performance LTI”) and provides for the allocation of a maximum 14 million rights to the Beneficiaries as identified in more detail below - subject to: (i) the achievement of pre-established financial performance objectives for the performance period starting on January 1, 2012 and ending on December 31, 2014, and (ii) the continuation of the professional relationship with the Group.

The second component of the Plan is the Retention Long Term Incentive (“Retention LTI” and together with the Company Performance LTI, the “Plan”) with an allocation of a maximum of 17 million rights, subject to a certain level of individual performance and continuation of the professional relationship with the Group.

The CEO of the Company, Mr. Sergio Marchionne, is a beneficiary of the Retention LTI.

This report was prepared in conformity with the instructions for disclosure provided as a schedule to the Issuers’ Regulation no. 11971/1999 (the “Issuers’ Regulation”).

Definitions

For the purpose of this Report the terms listed below shall have the respective meaning set forth in this Section:

Beneficiaries: the beneficiaries of (either or both parts of) the Plan, including, as to the Retention LTI, the Company’s CEO, Mr. Sergio Marchionne

Company: Fiat S.p.A.

Company Performance LTI: the part of the Plan directly linked with the achievement of pre-established financial performance objectives for the performance period starting on January 1, 2012 and ending on December 31, 2014

Compensation Committee: the Compensation Committee of the Company

Financial Act: Legislative Decree February 24, 1998 no. 58, as subsequently amended

Issuers’ Regulation: Issuers’ Regulation No. 11971/1999 issued by Consob on May 14, 1999 and its Annexes, as subsequently amended

Plan: the Company Performance LTI and the Retention LTI

Retention LTI: the part of the Plan directly linked with the continuing employment relationship with the Company during the vesting period

Rights: the number of rights that, upon fulfillment of the vesting conditions provided for in the Plan, will convert in an equal number of shares to be delivered to the Beneficiaries

Share: the Company’s ordinary share

Beneficiaries

The Beneficiaries of the Plan will be approximately three hundred executives holding key positions which have a significant impact on business results, excluding employees of Chrysler Group LLC who are covered by a separate plan.

A minor percentage of the Beneficiaries of the Retention LTI would be selected on a discretionary basis in order to provide incentive to individuals (i) whose particular performance is critical to the success of the Group, or (ii) who hold exceptional leadership requisites.

The other executives will be selected in accordance with criteria approved by the Compensation Committee, among employees of the Company and/or its subsidiaries, consistent with organizational criteria and contribution of such beneficiaries to the economic and financial results of the Company and or its subsidiaries.

The CEO of the Company, Mr. Sergio Marchionne, is a Beneficiary of the Retention LTI. Other Beneficiaries will be selected by the CEO of the Company in accordance with the above mentioned criteria.

Should the Beneficiaries fall under the provisions of Scheme 7 of Annex 3A of the Issuers’ Regulation regarding identification on a named basis, the Company will provide the market with the information prescribed by Article 84-bis, paragraph 5 of the Issuers’ Regulation.

Reasons for the Plan

In general, incentive plans based on financial instruments motivate individuals in key positions to achieve the Company’s and Group’s financial performance targets, correlating that incentive to the medium-to long-term value created for shareholders. The level of commitment is further strengthened when vesting of rights is subject to the achievement of specific financial performance targets over a predetermined reference period.

At the same time, motivating management by granting instruments that are representative of the Company’s value contributes to the alignment of the interests of management with those of shareholders, promoting a sense of identification with the Group and significantly enhancing retention as a result.

Retention is also sought through the use of incentives, which are subject to continued professional relationship with the Group.

As anticipated above, the Plan is aimed at providing the Group with an instrument that is more closely aligned to the current competitive environment in the automotive sector globally and to the specific needs of the Group and medium to long term shareholder interests. In particular, medium to long-term incentive schemes incentivize individuals in key positions towards the achievement of the Company’s and Group’s performance targets through the alignment of medium to long-term incentives to value creation for shareholders.

Finally, with reference to the criteria used to determine the time frame of the Plan, it should be noted that the Plan will be executed over a time period of three years, which is generally considered to be the most appropriate to get a grounded and meaningful measure of the Company’s and Group’s performance. With these objectives, the Board of Directors, advised by the Compensation Committee, constantly monitors the effectiveness of existing incentive schemes in relation to the global market and, in particular, the industry in which the Group operates.

The importance of management and the stability of that management in a period of significant volatility have been key factors in the success of the Group’s companies since 2004 and will have increasing importance in the future. Having effective tools for motivation and retention, therefore, is an essential competitive factor.

For the reasons stated above and upon proposal by the Compensation Committee, the Board determined that it is significantly in the Company’s and Group’s interests to increase the incentive and retention capability through the adoption of a medium to long term incentive plan.

The Company Performance LTI consists primarily of a performance based component and is linked to the Group’s pre-established performance targets. The vesting period is through the end of the performance period (i.e., the approval by the Board of Directors of the 2014 consolidated financial statements) and is based on cumulative three-year results. Therefore, the Company Performance LTI will be based on a one-time grant covering 2012-2014 period: this part of the Plan will be vested at the end of the performance period and will be based on cumulative three-year results, it being understood that all targets assigned to the Beneficiaries should be cumulatively met in order to fulfill the vesting conditions.

The Retention LTI has a retention-only component and is linked to individual contribution. The vesting period is through the third anniversary of said Retention LTI, being understood that one-third of this component will be vested on each grant anniversary over the three years. Under the Plan, it is envisaged that the Company will assign three different cycles of Retention LTIs: the first award would occur in 2012 (and it will vest over the 2012-2015 period), the second in 2013 (and it will vest over the 2013-2016 period), and the third in 2014 (and it will vest over the 2014-2017 period).

For more detailed information on the characteristics of the financial instruments and the vesting period, please refer to the relevant paragraph below.

The performance targets and the other criteria relating to the Company Performance LTI and the Retention LTI will be set forth (and from time to time amended according to market conditions) by the CEO of the Company, in accordance with criteria approved by the Compensation Committee.

The maximum amount of Rights to be granted to each Beneficiary, other than the CEO of the Company, will be set forth by the CEO of the Company but it is not expected to exceed at the grant date 150% of the annual fixed compensation of each Beneficiary

The amount of Rights granted to the CEO of the Company is submitted to the approval of the shareholders’ meeting. For further information on this amount, please refer to paragraph “Characteristics of the financial instruments” below.

The Shares attributed under the Plan are ordinary shares issued by the Company; no financial instruments will be issued by the Company, the Company’s subsidiaries, the Company’s parent or by any third party under the Plan.

The Plan is in line with latest international best practice and would take the form of stock grants which are based, for the portion whose vesting is subject to the achievement of performance objectives, on performance measurement tools that are consistent with current market conditions and linked to key performance indicators for the Group.

Tax effects of the Plan benefits are the responsibility of the Beneficiaries.

Given its characteristics, no special funds (including the special fund for the encouragement of worker participation, referred to in Article 4, paragraph 112, of the Italian Law December 24, 2003 no. 350) would support the Plan.

Procedure for approval of the Plan

The Plan was discussed and proposed by the Compensation Committee, composed of the independent directors R. Berger (Committee Chairman), L. Garavoglia and M. Zibetti, which examined the matter during several of its meetings in October and December 2011 and February 2012.

On February 22, 2012, the Board of Directors, with Sergio Marchionne abstaining during the discussion and approval of the Plan due to his status as a Beneficiary, unanimously approved the Compensation Committee’s proposal and submitted the proposed Plan to Shareholders for approval, pursuant to Article 114-bis of the Financial Act.

The entire process of definition of the characteristics of the Plan was developed in a collective manner with the active support of the Compensation Committee, in compliance with the recommendations of the Corporate Governance Code of Listed Companies and with the best corporate practices in this matter.

The Official Price published by Borsa Italiana for the Company Shares on 22 February 2012 was €4.838 per share.

Should you approve this proposal, the grant of the Rights to the CEO of the Company under the Plan would have immediate effect while, as required by law, information on the Beneficiaries and actual number of financial instruments granted in relation to the Company Performance LTI and the Retention LTI will be communicated to the market pursuant to the applicable laws and regulations.

The Plan, as for all other plans in effect, will continue to be administered by the Board of Directors of the Company, which has all necessary or advisable powers in order to implement the Plan. Said powers include, without limitation, the power to establish any other terms and conditions for the implementation of the Plan, provided that such terms and conditions do not contravene the general terms and conditions approved by the shareholders’ meeting.

Characteristics of the financial instruments

The Plan is based on the granting of Rights, which upon vesting conditions being fulfilled, will entitle the Beneficiaries to receive without cash consideration an aggregate maximum of 31 million Company Shares. A separate section of the Plan is dedicated to the CEO with features focused on maximizing his retention. To attain such objective, the CEO of the Company will be a beneficiary of the Retention LTI; this portion of the Plan will be equal to 7 million Rights awarded, upon your approval of this proposal, with a one-time grant, and vesting one third each, subject to Mr. Marchionne still being in office as CEO of the Company on February 22, 2013, February 22, 2014, and February 22, 2015, respectively.

A maximum of 24 million Rights would be available for allocation to the Beneficiaries other than the CEO of the Company.

Of the above mentioned maximum 24 million Rights, maximum 10 million would be granted over the three cycles under the Retention LTI and maximum 14 million for a one-time grant covering a three year performance period 2012-2014 under the Company Performance LTI.

With regard to the Company Performance LTI, Rights would vest subject to the achievement of pre-established financial performance targets for the period January 1, 2012 and ending December 31, 2014 and remaining in office until approval of the 2014 consolidated financial statements by the Board of Directors; the Rights will vest in a single tranche upon approval of the 2014 consolidated financial statements by the Board of Directors.

With regard to the Retention LTI, rights would vest solely subject to the Beneficiaries continued professional relationship with the Group through the vesting; the rights relating to each of the three yearly grant cycles will vest ratably upon each of three anniversary dates of the grant.

The Plan is to be serviced through treasury shares bought on the market without issuing new shares and, therefore, would have no dilutive effects. The Company will purchase additional treasury shares sufficient to service the Plan hereby submitted for your approval, at the appropriate time and to the extent necessary, also taking into account currently owned treasury shares.

Specific rules (involving acceleration or forfeiting of the Rights) apply to certain cases of early termination of the relationship, such as, for example, a change of employer within the Group, retirement or death of the Beneficiary.

Other conditions of the Plan include, among others, specifically (i) the right of the Company to substitute, in whole or in part, Shares vested under the Plan with a cash payment calculated on the basis of the Official Price of those shares published by Borsa Italiana on the date of vesting fulfillment, (ii) the discretion of the CEO of the Company to determine, on one or more occasions, the number of Rights to be granted to each Beneficiary, as well as to reassign any rights forfeited due to termination of the employment relationship.

Rights relating to the Plan are granted to the Beneficiaries only and are non-transferable, except by inheritance once vested, while the Shares received will not be subject to any restrictions other than legal restrictions relating to the use of privileged information. The Board of Directors may set restrictions for periods immediately prior to key dates in the corporate calendar.

On February 22, 2012 the preliminary estimate of the annual non-cash cost of the proposed Plan was approximately €150 million for the three year duration of the Plan. Those costs will be recalculated on the date that the proposals, if approved, become effective, on the basis of the price of Company Shares and the stated vesting conditions. For the portion of the Plan relating to the CEO of the Company, that date shall be the date on which approval is given by Shareholders. For the granting of the maximum 24 million Rights to other executives, that date shall be the effective grant date. For accounting purposes, the cost calculated on the grant date is recognized on a pro rata basis over the vesting period.

In addition to the proposed new Plan that is being submitted for your approval, the Company has other incentive plans in place for directors and executives, with a total of 18,556,875 options outstanding at February 22, 2012, all of which are vested and exercisable. A total of 1,636,875 options will be serviced through the issue of new shares and the remainder through shares purchased on the market. The required amount of Shares, currently equal to 16,920,000 is fully covered by the 34,568,458 own shares currently held. Detailed information on plans in effect is provided in the disclosure documents issued in 2007, 2008, 2009, and 2010, available in the Corporate Governance section of the Group website (www.fiatspa.com) under Fees and Interests Held, as well as in the Notes to the statutory and consolidated financial statements as of 31 December 2011, pursuant to applicable regulatory requirements and the International Financial Reporting Standards, respectively.

22 February 2012

On behalf of the Board of Directors

/s/ John Elkann

John Elkann

CHAIRMAN

SHARE-BASED PAYMENT PLANS

Table 1 of Schedule 7, Annex 3A of Regulation no. 11971/1999

Date: 22 February 2012

		BOX 1
		Financial instruments other than stock options
		Section 2
		Newly granted instruments based on decision of:
		☒ Board of Directors for proposal to Shareholders
		☐ competent body in Implementation of Shareholder resolution
Name or category	Position (required only for individuals named)	Date of shareholder resolution	Description of instruments	Number of financial instruments by individual or category granted by BoD or other competent Body	Date of grant	Purchase price (if applicable)	Market price on grant date Source: Borsa Italiana		Vesting period
Sergio Marchionne	Chief Executive Officer of Fiat S.p.A.	—	Stock grant entitling to receive, under specific con- ditions and without cash consideration, Fiat S.p.A. ordinary shares	7,000,000	22/02/2012	—	4.838	[1]	2012- 2015
Executives holding key positions with significant impact on business results		—	Stock grant entitling to receive, under specific con- ditions and without cash consideration, Fiat S.p.A. ordinary shares	24,000,000	—	—	—		2012- 2017

1	Official price reported on the Stock Exchange on 22 February 2012, the date on which the Board of Directors approved the motion to be submitted to Shareholders’ meeting.